Exhibit 99.30

Mercer Park Brand Acquisition Corp.

Announces Automatic Extension of Permitted Timeline

TORONTO, Feb. 2, 2021 – Mercer Park Brand Acquisition Corp. (NEO: BRND.A.U) (“MP” or the “Company”) announced today that it has an executed letter of intent in connection with a potential transaction, which would, if consummated, qualify as its qualifying transaction. Accordingly, the Company will be permitted until May 13, 2021 (24 months following the closing of its initial public offering) to conclude its qualifying transaction.

The letter of intent is non-binding and proceeding with the transaction is subject to a number of conditions, including, among others, satisfactory due diligence and the negotiation and execution of a definitive agreement. The Company intends to disclose additional details regarding the transaction following the entry into a definitive agreement, if applicable. There can be no assurance that a definitive agreement will be completed.

About Mercer Park Brand Acquisition Corp.

Mercer Park Brand Acquisition Corp. is a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia formed for the purpose of effecting a Qualifying Transaction.

Investor Relations Contact:

Sean Mansouri, CFA or Cody Slach

Gateway Investor Relations

T: (949) 574-3860

Email: ir_brnd@mercerparklp.com